UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                Amendment No. 14


                             GENCOR INDUSTRIES, INC.
                 -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                   368-678-108
                            -------------------------
                                 (CUSIP Number)

               Harvey Houtkin, c/o All-Tech Investment Group, Inc.
          160 Summit Avenue, Montvale, New Jersey 07645//(201) 782-0200
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 8, 1996
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                        Page 2 of 16 Pages
          -----------                        ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     All-Tech Investment Group, Inc.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [x]
                                                         (b) [ ]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC  OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
     ------------------------------------------------------------

               7. SOLE VOTING POWER
Number of
  Shares          -0-
                  -----------------------------------------------
Beneficially   8. SHARED VOTING POWER
  Owned by
    Each          23,486
                  -----------------------------------------------
Reporting      9. SOLE DISPOSITIVE POWER
  Person
   With           -0-
                  -----------------------------------------------
              10. SHARED DISPOSITIVE POWER

                  23,486
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,486
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     BD
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 3 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wanshef, Inc.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                         (b) [ ]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
     ------------------------------------------------------------

               7.   SOLE VOTING POWER
Number of
  Shares            -0-
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            -0-
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             -0-
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  -0-
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 4 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RUSHMORE FINANCIAL SERVICES, INC.
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
     ------------------------------------------------------------
               7.  SOLE VOTING POWER
Number of
Shares         -0-
               --------------------------------------------------
Beneficially   8.  SHARED VOTING POWER
Owned By
Each           31,960
               --------------------------------------------------
Reporting
Person With    9.  SOLE DISPOSITIVE POWER

               -0-
               --------------------------------------------------

               10.  SHARED DISPOSITIVE POWER

                           31,960
     ------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        31,960
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.4%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 5 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvey Houtkin
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                          (b) [ ]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF WC OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ------------------------------------------------------------

               7.   SOLE VOTING POWER
Number of
  Shares            126,098
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            60,386
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             126,098
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  45,635
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     186,484
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [x]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 6 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark Shefts
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                          (b) [ ]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ------------------------------------------------------------
               7.   SOLE VOTING POWER
Number of
  Shares            38,140
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            36,226
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             38,140
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  36,226
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     74,366
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [x]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 7 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert J. Stevens
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [x]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ------------------------------------------------------------

               7.   SOLE VOTING POWER
Number of
  Shares            330
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            537,533
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             330
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  -0-
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     537,863
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.2%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 8 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert D. Kashan
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [x]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF OO
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ------------------------------------------------------------

               7.   SOLE VOTING POWER
Number of
  Shares            -0-
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            34,790
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             26,850
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  7,940
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     34,790
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]


     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.6%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN
     ------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 368-678-108                   Page 9 of 16 Pages
          -----------                   ------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampton Offset, Inc. Money Purchase Plan
     ------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [x]

     ------------------------------------------------------------

3.   SEC USE ONLY


     ------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF
     ------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]


     ------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
     ------------------------------------------------------------

               7.   SOLE VOTING POWER
Number of
  Shares            -0-
                    ---------------------------------------------
Beneficially   8.   SHARED VOTING POWER
  Owned by
    Each            7,940
                    ---------------------------------------------
Reporting      9.   SOLE DISPOSITIVE POWER
  Person
   With             -0-
                    ---------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                  7,940
-----------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,940
     ------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                           [ ]

     ------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
     ------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     EP
     ------------------------------------------------------------

Item 1.   Security and Issuer

               Common Stock
               Gencor Industries, Inc.
               5201 North Orange Blossom Trail
               Orlando, FL 32810

Item 2.   Identity and Background

          (a)  All-Tech Investment Group, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c)  Registered broker/dealer, 160 Summit Avenue, Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  New York

          All of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, formerly owned by Wanshef Inc. ("Wanshef"), are now owned by Rushmore Financial Services, Inc. ("Rushmore") with and into which Wanshef merged. All-Tech and Wanshef previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 14 thereto. Information with respect to Wanshef is as follows:

          (a)  Wanshef, Inc.
          (b)  160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Former holding company of All-Tech Investment Group, Inc. and Domestic Securities, Inc.
          (d)  No
          (e)  No
          (f)  New Jersey

          All of the shares of All-Tech are now owned by Rushmore. Information with respect to Rushmore is as follows:

          (a)  Rushmore Financial Services, Inc.
          (b)  160 Summit Avenue
               Montvale, NJ  07645
          (c) Holding company of All-Tech Investment Group, Inc. and Domestic Securities, Inc.
          (d)  No
          (e)  No
          (f)  New Jersey

          Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 14 thereto.

          (a)  Harvey Houtkin

          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Chairman of the Board and President, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial Services, Inc.
          (d)  No
          (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
          (f)  United States

          Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 14 thereto.

          (a)  Mark Shefts
          (b)  c/o All-Tech Investment Group, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Exec. V. P./Secretary/Treasurer, All-Tech Investment Group, Inc., Domestic Securities, Inc. and Rushmore Financial Services, Inc., 160 Summit Avenue, Montvale, NJ 07645
          (d)  No
          (e)  No
          (f)  United States

          Information with respect to Mr. Stevens is set forth below.

          (a)  Robert J. Stevens
          (b)  c/o HMS Securities, Inc.
               160 Summit Avenue
               Montvale, New Jersey 07645
          (c) Vice President of Operations, HMS Securities, Inc., 160 Summit Avenue, Montvale, NJ 07645.
          (d)  No
          (e)  No
          (f)  United States

          Information with respect to Mr. Kashan is set forth below.

          (a)  Robert D. Kashan

          (b)  c/o Kashan Litho, Inc.
               424 West 33rd Street
               New York, NY 10001
          (c) President, Kashan Litho, Inc., 424 West 33rd Street New York, NY 10001
          (d)  No
          (e)  No
          (f)  United States

          Information with respect to Hampton Offset, Inc. Money Purchase Plan is set forth below.

          (a)  Hampton Offset, Inc. Money Purchase Plan
          (b)  c/o Kashan Litho, Inc.
               424 West 33rd Street
               New York, NY 10001
          (c)  Pension Plan
          (d)  No
          (e)  No
          (f)  New York

Item 3.   Source and Amount of Funds or Other Consideration.

          Amounts set forth below are for shares owned directly by a reporting person.

          WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, purchased 23,486 shares in a margin account. All of the stock of All-Tech is owned by Rushmore.

          PF/OO 5,241 of the shares directly beneficially owned by Mr. Houtkin individually were purchased in a margin account and 120,857 were purchased for cash. 13,532 Shares directly beneficially owned by Mr. Houtkin and his mother, Esther Houtkin, were purchased for cash. Mr. Houtkin's wife Sherry Houtkin owns 77,000 shares (5.8%) and his adult son Brad Houtkin is the beneficial owner of 7,810 shares (0.6%). Mr. Houtkin disclaims beneficial ownership of all of such shares.
          All of the shares owned by Mrs. Houtkin were purchased for cash. All of the shares owned by Mrs. Houtkin were purchased for cash. 7,100 (0.6%) of the shares owned by Brad Houtkin were purchased in a margin account; 710 shares were issued as a dividend.

          PF/OO The 38,140 shares directly beneficially owned by Mr. Shefts were purchased for cash. Mr. Shefts owns 4,123 shares jointly with Edith Shefts, his mother, which were purchased for cash. Mr. Shefts' wife, Wanda Shefts, owns 72,853 shares (5.4%); Mr. Shefts disclaims beneficial ownership of such shares. All of such shares were purchased for cash.

          WC/OO Rushmore owns 8,617 shares (0.6%) of the issuer directly which were purchased on margin and indirectly owns 23,486 shares (1.8%) through its ownership of All-Tech. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

          PF All of the 330 shares directly beneficially owned by Mr. Stevens were purchased for cash other than 30 shares distributed as a dividend by the issuer.

          PF/OO 26,850 shares directly beneficially owned by Mr. Kashan were purchased on margin (other than stock received as a dividend) and 7,940 shares owned by a pension plan for Mr. Kashan's benefit were purchased for cash (other than stock received as a dividend).

          PF 7,940 shares owned by Hampton Offset, Inc. Money Purchase Plan were purchased for cash (other than stock received as a dividend).

Item 4.   Purpose of Transaction

          The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity. Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

          Mr. Stevens intended to nominate Mr. Kashan to be the director of the issuer elected by its common stockholders at the issuer's March 8, 1996, annual meeting of stockholders and solicited and obtained proxies to vote 537,533 common shares in connection therewith. The issuer's board of directors consists of five directors; only one is elected by the common stockholders. Mr. Stevens believes that Mr. Kashan would be a more independent representative of the common stockholders than management's nominee and would be more effective in promoting maximization of the value of the common stock. Mr. Kashan has agreed to serve in such capacity if elected. The persons filing this Form 13D intended to vote their shares for Mr. Kashan or gave
          Mr. Stevens their proxy. Mr. Stevens intended to vote his own shares and all share as to which he obtained a proxy for the election of Mr. Kashan. Mr. Houtkin also intended to vote all shares controlled by him for Mr. Kashan. Mr. Kashan gave Mr. Stevens a proxy to vote his shares.

          Because Mr. E. J. Elliott, Chairman of the issuer and holder of the majority of the issuer's Class B stock, chose not to attend the annual meeting after the Company was informed just prior to the meeting that a majority of the common stock would be voted for Mr. Stevens' nominee and not management's nominee (David Air), a quorum was not present and the meeting was postponed to a date "within 45 days". The persons filing this Report believe that Mr. Elliott's actions were not in the best interest of the issuer and its common stockholders.

Item 5.   Interest in Securities of the Issuer

          (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on January 5, 1996, (the record date for the issuer's annual meeting of shareholders), by all reporting persons submitting this joint filing plus all shares as to which Mr. Stevens or Mr. Houtkin was given a proxy was 724,347, equalling approximately 54.1% of the common stock outstanding on the record date.

          All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Messrs. Houtkin, Shefts, Stevens and Kashan individually are subject to sole voting and dispositive power.

          (b)  Shares beneficially owned by each reporting person:

               All-Tech Investment Group, Inc.                     TOTAL: 23,486
                                                               PERCENTAGE:  1.8%

               Rushmore Financial Services, Inc.
               (excluding shares                                    TOTAL: 8,617
               of All-Tech)                                     PERCENTAGE: 0.6%

               Wanshef, Inc.                                             -0-

               Harvey Houtkin, individually                              126,098
               Harvey Houtkin jointly with
                Esther Houtkin                                            13,532
               Harvey Houtkin as proxy for Mark
                Shefts and Wanda Shefts                                   14,751
               Harvey Houtkin as a control person of
                 Rushmore (excluding shares owned
                     by All-Tech)                                          8,617
               Harvey Houtkin as a control person of
                 All-Tech                                                 23,486
                                                                         -------
                                                                 TOTAL:  186,484
                                                              PERCENTAGE:  13.9%

               Mark Shefts, individually                                  38,140
               Mark Shefts jointly with his mother,
                Edith Shefts                                               4,123
               Mark Shefts as a control person
                 of Rushmore                                               8,617
               Mark Shefts as a control person
                 of All-Tech                                              23,486
                                                                          ------
                                                                  TOTAL:  74,366
                                                               PERCENTAGE:  5.6%

               Robert J. Stevens, individually                       TOTAL:  330
                                                               PERCENTAGE:  0.0%
               Robert J. Stevens as proxy                      TOTAL:    537,533
                                                                       ---------
                                                              PERCENTAGE:  40.2%

               Robert D. Kashan, individually                             26,850
               Robert D. Kashan as control person
                 and beneficiary of Hampton Offset,
                 Inc. Money Purchase Plan                                  7,940
                                                                          ------
                                                                  TOTAL:  34,790
                                                               PERCENTAGE:  2.6%

               Hampton Offset, Inc. Money Purchase Plan            TOTAL:  7,940
                                                               PERCENTAGE:  0.6%

               Mr. Shefts disclaims beneficial ownership of 72,853 shares (5.4%) owned by his wife, Wanda Shefts.

               Mr. Houtkin disclaims beneficial owner of 77,000 shares (5.8%) owned by his wife, Sherry Houtkin, and 7,810 shares (0.6%) owned by his adult son Brad Houtkin.

          (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

          (d)  N/A

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The parties filing this Report on Form 13D have orally agreed to make this joint filing.

          The parties filing this Report on Form 13D intend to vote their shares for the election of Robert D. Kashan to serve as the director of the issuer elected by the common stockholders or have given a proxy to Mr. Stevens or Mr. Houtkin, who intend to vote all shares as to which they hold a proxy for the election of Mr. Kashan. Mr. Stevens is an employee of a brokerage firm where Mr. Houtkin maintains an account. Mr. Kashan is a customer of All-Tech, owned indirectly by Mr. Houtkin and Mr. Shefts.

Item 7.   Material to be Filed as Exhibits

          None

Signature

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

March 11, 1996                           ALL-TECH INVESTMENT GROUP, INC.


                                        By  s/Harvey Houtkin
                                          -----------------------------
                                          Harvey Houtkin, President

                                        WANSHEF INC.


                                        By  s/Harvey Houtkin
                                          -----------------------------
                                          Harvey Houtkin, President

                                        RUSHMORE FINANCIAL SERVICES, INC.


                                        By     s/Harvey Houtkin
                                          ------------------------------
                                          Harvey Houtkin, President


                                             s/Harvey Houtkin
                                        ------------------------------
                                              Harvey Houtkin



                                             s/Mark Shefts
                                        ------------------------------
                                              Mark Shefts



                                              s/Robert J. Stevens
                                        ------------------------------
                                               Robert J. Stevens



                                               s/Robert D. Kashan
                                        ------------------------------
                                                Robert D. Kashan

                                        HAMPTON OFFSET, INC. MONEY
                                        PURCHASE PLAN


                                        By  s/Robert D. Kashan
                                          -----------------------------
                                             Robert D. Kashan